UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Results of Operations and Financial Condition— Quarter and Nine Months Ended September 30, 2024

On November 6, 2024, Kornit Digital Ltd. (“Kornit”) issued a press release entitled “Kornit Digital Reports Third Quarter 2024 Results,” in which Kornit reported its results of operations for the quarter and nine months ended September 30, 2024. A copy of that press release is furnished as Exhibit 99.1 hereto.

Kornit is holding a conference call on November 6, 2024 to discuss its results for the quarter and nine months ended September 30, 2024 and, in connection with that call, is making available to its investors a slide presentation to provide additional information regarding its business and its financial results. That slide presentation is attached as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Press release, dated November 6, 2024, titled “Kornit Digital Reports Third Quarter 2024 Results”

99.2	Slide presentation for conference call of Kornit held on November 6, 2024 discussing Kornit’s financial results for the third quarter of 2024

Incorporation by Reference

The U.S. GAAP financial information contained in the (i) consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into Kornit’s Registration Statements on Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749, and 333-263975).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: November 6, 2024	By:	/s/ Lauri Hanover
	Name:	Lauri Hanover
	Title:	Chief Financial Officer

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